NEWS RELEASE FOR IMMEDIATE RELEASE

Mayo Schmidt to Step Down from Agrium’s Board of Directors

December 22, 2014

CALGARY, Alberta — The Board of Directors of Agrium Inc. (TSX and NYSE: AGU) announced today that Mayo Schmidt will be resigning from his position on the Board of Directors effective December 22, 2014, as a result of his recently accepted role of CEO at Louis Dreyfus Commodities, a global merchandizer of commodities and processor of agricultural goods.

“Since joining our Board, Mayo has been a respected Director and added valuable industry and governance insight. We wish him great success in his new leadership role,” commented Victor Zaleschuk, Board Chair of Agrium.

About Agrium

Agrium Inc. is a major producer and distributor of agricultural products and services in North America, South America and Australia. With competitive advantages in nutrient production and the leading global distribution network, Agrium’s strategy is to bring value to our customers by providing the crop inputs and services required to feed a growing world. We focus on maximizing shareholder returns by driving operational excellence across our businesses, pursuing accretive growth opportunities and returning capital to shareholders.

FOR FURTHER INFORMATION:

Investor/Media Relations:

Richard Downey, Vice President, Investor & Corporate Relations

(403) 225-7357

Todd Coakwell, Director, Investor Relations

(403) 225-7437

Louis Brown, Analyst, Investor Relations

(403) 225-7761

Contact us at: www.agrium.com